FOSTER'S
GROUP

07028046

082-01711

31 October 2007

Foster's Group Limited 2007 Annual General Meeting – Chairman's Address

Foster's Group Limited will today address shareholders at its Annual General Meeting to be held in Adelaide, commencing at 10:30am.

A copy of the Address delivered by Foster's Group Limited Chairman, Frank Swan is attached.

A live webcast of the Annual General Meeting can be viewed at www.fostersgroup.com. An archive of proceedings will also be available from the Foster's website.

SUPPL

Further information:

Media

Troy Hey
Tel: +61 3 9633 2085
Mob: 0409 709 126

Investors

Ian Betts
Tel: +61 3 9633 2273
Mob: 0400 532 466

PROCESSED
NOV 2 0 2007
THOMSON
FINANCIAL

Fosters Brewing

FOSTER'S GROUP

Foster's Group Limited 2007 Annual General Meeting
Chairman's Address

Frank Swan

WELCOME

Good morning Ladies and Gentlemen and welcome to the 2007 Foster's Group Annual General Meeting.

While Adelaide has played proud host to many Southcorp and Elders IXL AGMs, it is a pleasure to be in Adelaide for the first time as Foster's Group.

As the home of our primary corporate listing and of wine brands contributing the vast majority of our Australian wine portfolio, Adelaide and South Australia have played a unique and important role in shaping the company we are today.

Thank you for your interest in Foster's - as our owners and their representatives - we value your attendance.

Together with Foster's CEO, Trevor O'Hoy, I look forward to updating you on an eventful 2007 and the business challenges and opportunities that lie ahead.

2007 IN REVIEW

The challenges we faced in 2007 were many – encompassing the completion of our significant integration program, a rising Australian dollar, and an extended period of Australian grape surplus.

However, it's often the tough times that bring out the best in a company and it's employees.

Over the last twelve months, Foster's has not only weathered these challenges but emerged in the best strategic position we have been in for many years.

Our Australian business, comprising beer, wine, cider, spirits and non-alcohol beverages, continues to grow revenue and earnings and remains the leading domestic drinks player.

Internationally, our regional businesses are perfectly positioned to benefit from a premium wine category in strong growth around the world.

We have a strong global supply function which is underpinning our success in driving quality, cost and efficiency improvements.

And, more than a decade on from our decision to target the premium wine category, our strategy remains sound and we have created a clear and exciting pathway to sustained growth.

OVERVIEW OF RESULTS

We demonstrated the strength of our business in 2007.

Despite the many challenges before us, we produced another year of strong growth in earnings per share - our third consecutive year of double-digit and accelerating earnings growth.

Underlying net profit - after removing the impacts of significant items & the agricultural charge of SGARA – was up just under 17% to $716 million.

Net sales revenue from our continuing businesses was up 4.7% to $4.6 billion with cash conversion strong at 93% of earnings.

Importantly, cash conversion for wine was 87% - a great result for a business traditionally seen as 'cash hungry' by most industry benchmarks.

These sustainable cashflows and recent asset sales have enabled us to buy-back $250 million of shares this month via an off-market tender process. We intend to repurchase an additional $100 million worth of shares via an on-market buy-back commencing shortly.

Your directors also declared a final dividend of 13c per share up 10.6%, for an annual dividend of 23.75c for 2007.

We returned over $800 million to shareholders through a share buy-back and dividends in the 2007 financial year, and are well on the way to returning a similar amount in the 2008 financial year. We've done this while retaining our ability to be able to offer fully franked dividends for the foreseeable future.

To put this in perspective – in the last two financial years we've returned over $1.1 billion to shareholders through share buy-backs and dividends, while reducing net debt by over $1.7 billion.

Our three regional businesses are also in very good health – with stable sales structures now in place in each region.

In Australia, Asia and the Pacific, changes to our sales structure and the introduction of wine and premium on-premise specialists helped turn around a disappointing first half performance to achieve almost 10% revenue growth in the second half of the year.

Growth in the Americas was driven by ongoing investment in sales capability and innovation in brands such as Beringer Third Century, Bohemian Highway and Yellowglen Pink and Yellow. Revenue continues to grow faster than volume in the North American market, with Foster's portfolio very well placed to benefit.

Our Europe, Middle East and Africa business benefited from improved relationships with UK retailers and strong growth in the Netherlands, Nordic markets and Ireland.

It was also the first year we operated with an integrated global supply function, bringing our global breweries, wineries, vineyards, warehousing, logistics and procurement together as one team. The benefits have been immediate, with greater sharing of knowledge across regions and disciplines and the ability to negotiate supply contracts from a global perspective.

An integrated global supply function is not all about savings either. It has truly enhanced our ability to innovate.

In 2007, we released South African and Chilean wines under the Lindemans brand, we launched zero sugar RTDs, reduced alcohol and carbohydrate wine, Pepperjack, the first boutique beer made with Barossa Shiraz and we've taken Pure Blonde preservative free. It's a great sign of things to come.

MANAGEMENT & GOVERNANCE

2007 was an eventful year for your Board.

Two new Board members, Ian Johnston and Colin Carter joined the Foster's Board.

Ian joined in September 2007 and has extensive experience in the international food and beverage sector after a career with Unilever in Australia, Canada and Europe and Cadbury-Schweppes in Australia and the UK.

Unfortunately, Colin who joined the Board in March this year, left the Foster's Board at the end of September. Wesfarmers, a company of which Colin has been a Director since 2002, is currently seeking to acquire Coles Group Ltd, a major customer of Foster's. With the potential for an actual or perceived conflict to arise, Colin has resigned from the Foster's Board and will not be seeking re-election today.

This will also be my last AGM as a Non-executive Director of Foster's Group and your Chairman. After over 11 years on the Board including eight years as Chairman, it is time for me to hand over the leadership of the Board.

The Board has appointed David Crawford as the new Chairman, following his successful re-election at today's AGM. After working together with David as a fellow Foster's Board member since 2001, I have no hesitation in recommending him as a committed and passionate Chairman.

SUSTAINABILITY

Since the launch of our inaugural report last year, we also have taken many positive steps forward on the issues that impact directly on our sustainability as a business.

That includes the management of our environmental footprint – with an emphasis on water use minimisation and emissions reduction. It has also meant applying additional resources and effort toward mitigating the social impact of alcohol misuse and abuse. We committed over $4 million in 2007 toward programs dealing with areas of greatest disadvantage including drought relief, support for remote Australian Indigenous communities and pathways for underprivileged youth in North America.

I encourage you to visit our website and provide your feedback on our second sustainability report and, if you haven't already, to register for the newly introduced Business Review, designed to provide a more user-friendly, cost-effective and environmentally responsible option for shareholders.

Before I conclude, I'd like to hand over to Chief Executive Officer, Trevor O'Hoy to provide an update on our business performance and outlook.

<<CEOs address>>

CONCLUSION

Thank you Trevor.

As shareholders you own a great company.

Through sustained brand investment, innovation and diversification across geographies and categories, we are driving strong constant currency earnings growth.

We acknowledge that there is more we need to do to meet our wine return hurdles, but we remain absolutely confident in the long term growth potential of international premium wine.

And we have the right business model to compete and grow.

In closing, I'd like to commend Trevor O'Hoy, his executive team, and all Foster's employees for delivering another year of robust earnings growth.

I'd also like to thank my fellow Board members for their commitment and support over the years and wish them all the very best. I am happy to be leaving the chairmanship in the very capable hands of David Crawford and wish him well in his Board leadership.

Finally I would like to thank all of you, our shareholders, for your continued support.

It is really a very exciting time for Foster's and I look forward to watching the company continue to perform and grow over the coming years.

FOSTER'S GROUP

31 October 2007

Foster's Group Limited 2007 Annual General Meeting – CEO's Address

Foster's Group Limited will today address shareholders at its Annual General Meeting to be held in Adelaide, commencing at 10:30am.

A copy of the Address delivered by Foster's Group Limited CEO, Trevor O'Hoy is attached.

A live webcast of the Annual General Meeting can be viewed at www.fostersgroup.com. An archive of proceedings will also be available from the Foster's website.

Further information:

Media

Troy Hey
Tel: +61 3 9633 2085
Mob: 0409 709 126

Investors

Ian Betts
Tel: +61 3 9633 2273
Mob: 0400 532 466

FOSTER'S GROUP

Foster's Group Limited 2007 Annual General Meeting
Chief Executive Officer's Address

Trevor O'Hoy

INTRODUCTION

Thank you Frank and good morning.

It has been a truly extraordinary year.

I can't think of a time in my 32 years with the company when we've gone through such a fundamental period of external challenge and internal change.

And it is credit to every Foster's employee – and a testament to the strength of our brand portfolio - that we have met these challenges head-on.

And in doing so, we've delivered three years of consistent earnings growth.

2007 IN REVIEW

While Frank has covered the financial highlights, I'd like to cover the business drivers in more detail.

Last year we restructured into three regional businesses, to bring Regional Directors closer to local markets.

We now have strong sales and distribution capability in each region, built to match local market opportunities.

A highlight for 2007 was the success of this model in driving sales and revenue growth – particularly in global wine.

Another key feature of our business model is the creation of a global supply function.

We are already seeing efficiency and procurement benefits. And the team is making steady progress in improving the performance of our packaging centres in the Barossa and Napa toward target rates.

However, I think we have only just started to scratch the surface.

Over the coming years, we will leverage our global supply capability to drive efficiencies through every aspect of our business – building a source of competitive advantage for the medium to long term.

THE RIGHT MODEL

And when you look at our position in major markets and categories, the strength of our business strategy is clear.

Stripping out currency impacts, in 2007, volume, revenue and earnings growth in international markets exceeded that of the Australian market.

And from a category perspective, wine volume, revenue and earnings growth was ahead of non-wine growth.

Even so, Australia remains the primary engine room for our company and we will continue to invest strongly to maintain strong earnings in this market

However, more than any other time in our history, our fortunes are linked to an international wine sector that remains in strong growth.

We are a major player in international wine, with the scale, reach and business model to grow, compete and win.

GROWTH DRIVERS

And we have an exceptional brand portfolio, with global brands in very fine health.

We continue to strongly support our portfolio, re-investing between 8-10% of our net sales revenue each year into brand promotion and support.

As our largest wine brand, Beringer is critical to our success in the important North American market. The successful launch of Beringer Third Century and growing success in export markets marked another successful year for this great Californian brand.

Closer to home, Penfolds continues to go from strength to strength on the global stage with a very successful Luxury and Bin release in 2007.

And from its home just down the road in nearby McLaren Vale, Rosemount has been relaunched as a contemporary Australian style leader. We have returned the brand to growth and are very confident of Rosemount's future.

Another Australian success story is Pure Blonde. This beer, launched just three years ago, is now Foster's fourth largest regular beer brand and Australia's fastest growing. It has single-handedly kicked off the reduced carbohydrate or 'blonde' sector in Australia.

And we continue to invest strongly behind VB. We are building on the successful launch of VB Mid with a huge summer promotion planned.

A CATEGORY FOCUS

Looking ahead, in Australia we are investing strongly behind consumer favourites and new products.

In the premium segment, we've launched Pepperjack handcrafted Ale and introduced additional imported beers, such as our own Shanghai Lager brand and the Danish favourite Carlsberg.

The launch of VB Mid and Crown Gold have given us a great presence in the important Australian mid strength market.

Bottled white wine – particularly crisp dry white - is in major growth and we are targeting this area through great brands like Rosemount, Fifth Leg and New Zealand's first maker of Sauvignon Blanc, Matua Valley.

Finally, Pure Blonde, Lindeman's Early Harvest, Yellowglen Jewel, Cougar and Black Douglas Zero – are targeted squarely at a growing 'lifestyle' category. These products cater to a growing consumer preference for reduced carbohydrate, reduced alcohol and zero sugar products.

REVENUE GROWTH

Looking around the regions early in 2008, Australian volume will remain at around current levels as we focus on revenue, shifting our emphasis away from lower margin products such as cask wine.

Australian beer remains strong. The premium imported and mid strength beer categories continue to expand and we are innovating and extending our portfolio to capture value share.

The tightening grape supply situation is creating a more positive outlook for wine prices after a prolonged period of discounting. Recent price rises and a steady shift toward premium products will drive improved revenue per case sold.

Overall in Australia, Asia and the Pacific, we expect a very strong first half performance in beer and wine.

In the Americas, we are witnessing a buoyant market for premium wine - both Californian and imported.

However in the current half we expect constant currency earnings and margins to be below the prior period, as a result of product mix and a higher cost 2006 Californian vintage.

We expect first half constant currency revenue and profit per case to be significantly impacted by product mix. December quarter demand for our high volume commercial wines, Beringer White Zinfandel and Beringer California Collection, is expected to be strong ahead of a 1 January 2008 price increase.

We continue to expect strong second half and solid full year constant currency earnings growth in the Americas. Price increases will contribute to strong top line growth and improving margins in the second half and for the full year.

In Europe, the Middle East and Africa, we have built strong distributor and retailer relationships in key markets such as the UK, Ireland and the Nordics, and now distribute to 40 countries. Australian wine continues to grow ahead of the total wine category in the UK and to improve performance in key continental European markets.

We expect a solid first half constant currency performance in this region.

In global wine we expect constant currency earnings growth in the first half of the 2008 financial year to be solid. Growth will accelerate in the second half as we implement our pricing and sales mix improvement initiatives.

Tightening supply in Australia and, to some extent, California, is opening up the potential for further price increases.

However, as Frank discussed earlier, there are continuing challenges in 2008.

THE AUSTRALIAN DOLLAR

The strong Australian dollar continues to negatively impact earnings – particularly in wine.

In the September quarter, the average Australian – US dollar exchange rate was up around 6c cents compared to the average rate for the 2007 financial year, with the average Australian dollar – UK pound rate up around 1.3 pence on the same basis. Since the end of the September quarter the Australian dollar has continued to strengthen against both currencies.

As the slide above shows, for every 1c increase in the Australian/US dollar exchange rate, pre tax profit is reduced by approximately $4.5 million. For a one pence increase in the Australian dollar against the UK pound, pre tax profit is reduced by around $8.5 million.

While our US dollar denominated debt provides a partial hedge against the Australian dollar's strength, overall, currency is likely to be a significant net negative impact on our 2008 earnings growth and return on investment in wine.

CROPS AND YIELDS

The other challenge we face is ongoing drought in Australia.

Following a 2007 vintage reduced by drought and frost, Australia is facing the potential for a smaller 2008 vintage, depending on weather conditions in coming months.

We are monitoring the vintage carefully and have undertaken a wide range of scenario planning exercises to ensure we are prepared.

We continue to see the potential for good yields in regions that are not dependent on the Murray River system for water.

The majority of Foster's own vineyards do not depend on Murray irrigation entitlements. In a typical year, our own vineyards and contract suppliers not dependent on Murray River water, would supply around half of our requirements.

In the commercial or warm inland regions, we are working closely with our grower partners, communicating indicative demand and pricing earlier than normal. We are also helping individual growers with irrigation planning and water use decisions.

Together, the 2007 and 2008 vintages are likely to eliminate the significant surplus which has kept grape and wine prices unsustainably low in recent years.

We are looking at a number of initiatives to fill emerging supply gaps in the Australian market. These include the possible sourcing of wine from international markets where we see domestic shortfalls. Our clear preference is to always source locally where appropriate price and quality are available.

In California the 2007 vintage is largely complete. The harvest was one of two peaks with an initial hot spell followed by cool weather. Overall our intake was in line with our targets and our quality expectations for the vintage are very high.

At an industry level we expect total Californian yields in this vintage to be below last year and expect to see some further tightening in overall supply.

2008 IN FOCUS - PERFORMANCE

Our core focus for 2008 is to continue the revenue growth momentum we established in 2007 - built on a clear strategy to shift our attention to premium segments.

Lifting wine returns is critical to our group reaching the financial returns we expect from our investments.

While currency will remain a drag on earnings growth and wine returns, I believe we can continue the strong constant currency performance we saw in the second half of the 2007 financial year.

Brand investment and innovation is the lifeblood of our business and you will see a strong innovation focus - across regions and across categories into 2008.

And, we are sharpening our targets for supply savings, capital efficiency and cost savings. It is critical we continue to drive efficiencies and to maintain the cash flow and earnings to fund our future growth.

Finally I would like to take a moment at the close of my address to thank Frank for his huge contribution to shaping this company over the last 11 years – and his leadership through a period of extraordinary change.

I would also like to personally thank Frank for his guidance and counsel during my tenure as CEO, and sincerely wish him well for the future.

Ladies and Gentleman - Thank you.

Chief Executive Officer's Address

2007 in Review

- ✓ Healthy 'top line' growth
- ✓ Improving global wine revenue
- ✓ Disciplined cost management
- ✓ Brand innovation across regions and categories
- ✓ Strong and sustainable cashflows
- ✓ Accelerating earnings per share[1]

FOSTER'S

[1] before significant items and SGARA

The Right Model

By region*



%
International
Australia
16
14
12
10
8
6
4
2
0
-2
Volume
Revenue
EBITS

By category*



Wine
Beer, cider, spirits
16
14
12
10
8
6
4
2
0
-2
Volume
Revenue
EBITS

* Annual Growth – 2007 vs 2006, constant currency

Growth Drivers

BERINGER — America's favourite luxury wine

Penfolds — A global wine icon

ROSEMOUNT — Recapturing the position as style leader

PURE BLONDE — Established the Australian low-carb category

Investment and innovation

Aust. Category Focus

Premium Beer		PEPPERJACK HAND CRAFTED ALE	Carlsberg
Mid-Strength Beer	VB MIDSTRENGTH LAGER	Crown	MID
Bottled White Wine	MARGA MA GA VALLEY	Fifth Leg Western Australia	ROSEMOUNT
Lifestyle	Jewel	LINDEMANS Early Harvest	PURE BLONDE

FOSTER'S

Our Markets

Australia, Asia, Pacific

- Volumes flat, increasing revenue per case
- Focus on higher margin, premium business
- Strong first half performance in beer and wine

Americas

- Attractive market – strong premium growth
- First half constant currency earnings below prior period - impacted by product mix and vintage
- Beringer commercial wine price increases in 2nd half
- Strong second half, solid 2008 – constant currency

Europe, Middle East and Africa

- Competitive market but strong retailer relationships
- Continued strong volume and value growth
- Solid first half – constant currency

FOSTER'S

2008 in focus

- ✓ Drive revenue growth
- ✓ Focus on premium segments
- ✓ Increase (constant currency) wine returns
- ✓ Innovate across regions and categories
- ✓ Achieve supply efficiency and cost savings
- ✓ Show capital discipline and strong cashflow

FOSTER'S

ASX

AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
www.asx.com.au

DX 10427 Stock Exchange
Sydney

Facsimile

To	Company Secretary
Company	FOSTER'S GROUP LIMITED
Fax number	0396457226
From	ASX Limited – Company Announcements Office
Date	31-Oct-2007
Time	11:10:59
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Foster's 2007 AGM - Chairman's Address

ASX

AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
www.asx.com.au

DX 10427 Stock Exchange
Sydney

Facsimile

To	Company Secretary
Company	FOSTER'S GROUP LIMITED
Fax number	0396457226
From	ASX Limited – Company Announcements Office
Date	31-Oct-2007
Time	11:16:59
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Foster's 2007 AGM - CEO's Address

FOSTER'S GROUP

31 October 2007

ANNUAL GENERAL MEETING – 31 OCTOBER 2007

In accordance with section 251AA of the Corporations Act, the following information is provided in relation to resolutions passed by members of Foster's Group Limited at its Annual General Meeting on 31 October 2007:

Resolution 1 Re-election of Mr D.A. Crawford as a Director	
The motion was carried as an ordinary resolution on a poll.	
Total number of proxy votes exercisable by all proxies validly appointed	1,139,295,080
Total number of proxy votes in respect of which the appointments specified that:	
- the proxy is to vote for the resolution	1,101,448,638
- the proxy is to vote against the resolution	1,754,441
- the proxy may vote at the proxy's discretion	36,092,001
- the proxy is to abstain on the resolution	1,056,735
If the resolution is decided on a poll the total number of votes cast on the poll:	
- in favour of the resolution	1,138,348,963
- against the resolution	1,764,517
- abstaining on the resolution	1,062,499

Resolution 2 Re-election of Mr C.B. Carter as a Director
The motion was withdrawn due to the resignation of Mr Carter as at 30 September 2007

Resolution 3 **Re-election of Mr I.D. Johnston as a Director**	
The motion was carried as an ordinary resolution on a poll.	
Total number of proxy votes exercisable by all proxies validly appointed	1,139,252,325
Total number of proxy votes in respect of which the appointments specified that:	
- the proxy is to vote for the resolution	1,094,165,243
- the proxy is to vote against the resolution	8,990,182
- the proxy may vote at the proxy's discretion	36,096,900
- the proxy is to abstain on the resolution	1,099,490
If the resolution is decided on a poll the total number of votes cast on the poll:	
- in favour of the resolution	1,131,066,178
- against the resolution	9,001,360
- abstaining on the resolution	1,108,441

Resolution 4 **Approval of increase in total amount of non-executive Directors' fees**	
The motion was carried as an ordinary resolution on a poll.	
Total number of proxy votes exercisable by all proxies validly appointed	1,113,535,776
Total number of proxy votes in respect of which the appointments specified that:	
- the proxy is to vote for the resolution	1,081,060,844
- the proxy is to vote against the resolution	19,015,597
- the proxy may vote at the proxy's discretion	13,459,335
- the proxy is to abstain on the resolution	4,718,662
If the resolution is decided on a poll the total number of votes cast on the poll:	
- in favour of the resolution	1,095,075,993
- against the resolution	19,084,195
- abstaining on the resolution	4,728,506

Resolution 5 Approval to establish and operate the Foster's Restricted Share Plan	
The motion was carried as an ordinary resolution on a poll.	
Total number of proxy votes exercisable by all proxies validly appointed	1,112,008,938
Total number of proxy votes in respect of which the appointments specified that:	
- the proxy is to vote for the resolution	1,087,681,031
- the proxy is to vote against the resolution	10,472,990
- the proxy may vote at the proxy's discretion	13,854,917
- the proxy is to abstain on the resolution	5,729,043
If the resolution is decided on a poll the total number of votes cast on the poll:	
- in favour of the resolution	1,102,076,442
- against the resolution	10,509,543
- abstaining on the resolution	5,788,911

Resolution 6 Adoption of the Remuneration Report for the year ended 30 June 2007	
The motion was carried as an ordinary resolution on a poll.	
Total number of proxy votes exercisable by all proxies validly appointed	1,135,499,750
Total number of proxy votes in respect of which the appointments specified that:	
- the proxy is to vote for the resolution	1,049,437,104
- the proxy is to vote against the resolution	49,877,629
- the proxy may vote at the proxy's discretion	36,185,017
- the proxy is to abstain on the resolution	4,846,042
If the resolution is decided on a poll the total number of votes cast on the poll:	
- in favour of the resolution	1,086,356,797
- against the resolution	49,922,973
- abstaining on the resolution	4,890,186

Resolution 7 **Approval of the participation of Mr Trevor L. O'Hoy, President and CEO of the Company, in the Foster's Long Term Incentive Plan**	
The motion was carried as an ordinary resolution on a poll.	
Total number of proxy votes exercisable by all proxies validly appointed	1,109,304,827
Total number of proxy votes in respect of which the appointments specified that:	
- the proxy is to vote for the resolution	1,032,194,454
- the proxy is to vote against the resolution	63,321,952
- the proxy may vote at the proxy's discretion	13,788,421
- the proxy is to abstain on the resolution	3,700,285
If the resolution is decided on a poll the total number of votes cast on the poll:	
- in favour of the resolution	1,046,523,664
- against the resolution	63,395,469
- abstaining on the resolution	3,718,888

Yours faithfully

Robert Dudfield
Assistant Company Secretary

ASX

AUSTRALIAN SECURITIES EXCHANGE

Facsimile

To	Company Secretary
Company	FOSTER'S GROUP LIMITED
Fax number	0396457226
From	ASX Limited – Company Announcements Office
Date	31-Oct-2007
Time	14:49:16
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
www.asx.com.au

DX 10427 Stock Exchange
Sydney

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Foster's 2007 AGM - Results of Resolutions

END

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